UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C.  20549

                                            SCHEDULE 13G

                                Under the Securities Exchange Act of 1934
                                          (Amendment No. 15)*.

                                           SunTrust Banks, Inc.

                                                  Common

                                                 86791410

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  86791410  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: Sun Banks, Inc. as Parent Holding Company; Third National Corporation as Parent Holding Company; Trust Company of Georgia as Parent Holding Company for Trust Company Bank and as Parent Holding Company of Trusco Capital Management, Inc., and in various fiduciary capacities. 58-1575035
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    9,479,515
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  8,534,489
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 5,814,874
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      5,656,693
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        19,057,613
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        16.2%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK AND IA




CUSIP NO.  86791410  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trust Company Bank as Parent Holding Company of Trusco Capital Management, Inc., and in various fiduciary capacities. 58-0466330
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    4,649,150
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  7,489,056
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 3,635,931
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      2,221,827
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,702,013
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.8%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK AND IA





                             SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

                                        SCHEDULE 13G
                           UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)    Name of Issuer:
- ---------    --------------
             SunTrust Banks, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
- ---------    -----------------------------------------------
             25 Park Place, N.E.
             Atlanta, Georgia  30303

Item 2(a)    Name of Person Filing:
- ---------    ---------------------
             SunTrust Banks, Inc. as Parent Holding Company for: Sun Banks, Inc. as Parent Company; Third National Corporation as Parent Holding Company; Trust Company of Georgia as Parent Holding Company for Trust Company Bank as Parent Company of Trusco Capital Management, Inc., and in various fiduciary capacities.

Item 2(b)    Address of Principal Business Office(s):
- ---------    ---------------------------------------
             25 Park Place, N.E.
             Atlanta, Georgia  30303

Item 2(c)    Citizenship:
- ---------    -----------
             SunTrust Banks, Inc. is a Georgia corporation; Sun Banks, Inc. is a Florida corporation; Trust Company of Georgia is a Georgia corporation; Trust Company Bank is a Georgia banking association; Trusco Capital Management, Inc. is a registered investment advisor and a Georgia corporation; Third National Corporation is a Tennessee corporation.

Item 2(d)    Title of Class of Securities:
- ---------    ----------------------------
             Common Stock

Item 2(e)    CUSIP Number:
- ---------    ------------
              86791410




Item 3       Type of Person:
- ------       --------------
              (b) Bank as defined in section 3(a)(6) of the Act.
              (e) Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940.
              (g) Parent holding company, in accordance with para. 240,13d-
                  1(1)(ii)(H).

Item 4        Ownership:
- ------        ---------

              Amount Beneficially Owned.  19,057,613

              (b) Percent of Class:   16.2%

              (c) Number of Shares as to which such person has:
                 (i) Sole power to vote or to direct the vote:  9,479,515

                (ii) Shared power to vote or to direct the vote:  8,534,489

               (iii) Sole power to dispose or to direct the disposition of:
                     5,814,874

               (iv)  Shared power to dispose or the direct the disposition of:
                     5,656,693



Item 5    Ownership of Five Percent or Less of Class:
- ------    ------------------------------------------
          Not Applicable

Item 6    Ownership of More than 5 Percent of Behalf of Another Person:
- ------    ------------------------------------------------------------
          See Exhibit B

Item 7    Identification and Classification of the Subsidiary Which
- ------    Acquired the Security Being Reported on By the Parent Holding
          Company:
          ------------------------------------------------------------
          See Item 2 and Exhibit C

Item 8    Identification and Classification of Members of the Group:
- ------    ---------------------------------------------------------
          Not Applicable

Item 9    Notice of Dissolution of Group:
- ------    ------------------------------
          Not Applicable

Item 10   Certification:
- -------   -------------
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature:
          ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 3, 1995

SunTrust Banks, Inc.

By        /s/ Dennis B. Dills
          -------------------------
          Dennis B. Dills, Senior Vice President,
          SunTrust Banks, Inc. and Trust Company of Georgia




                                EXHIBIT A

     The shares reported are held by one or more subsidiaries of Sun Banks, Inc., Third National Corporation and/or Trust Company of Georgia subsidiaries of SunTrust Banks, Inc., in various fiduciary capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.





                                       EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.



                                       EXHIBIT C


                                 Sole      Shared       Sole      Shared
                                Voting     Voting     Power to   Power to
Name of Person Filing            Power     Power      Dispose     Dispose

Trust Company of Georgia as
Parent Holding Company for:

Trust Company Bank as Parent  4,649,150    7,489,056  3,635,931  2,221,827
Company of Trusco Capital
Management, Inc., and in
Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

Trust Company Bank of Savannah   97,983          -0-     67,168     29,227
N.A. and in Various Fiduciary
Capacities
33 Bull Street
Savannah, Georgia  31401

Trust Company Bank of Middle    204,785       292,900    150,023    344,662
Georgia, N.A. and in Various
Fiduciary Capacities
606 Cherry Street
Macon, Georgia  31201

Trust Company Bank of Augusta,   74,255          -0-       9,433     56,034
and in Various Fiduciary
Capacities
80 Broad Street
Augusta, Georgia  30902

Trust Company Bank of           133,334           -0-     42,081     86,646
Columbus N.A. and in Various
Fiduciary Capacities
1246 First Avenue
Columbus, Georgia  31901

Trust Company Bank of Northeast  59,998           -0-     41,659     18,473
Georgia, N.A. and in Various
Fiduciary Capacities
101 North Lumpkin Street
Athens, Georgia  30613



                                                             EXHIBIT C

                                   Sole      Shared      Sole      Shared
                                   Voting    Voting    Power to   Power to
Name of Person Filing              Power      Power    Dispose    Dispose


Trust Company Bank of Southeast   215,115     -0-       167,620    27,303
Georgia, N.A. and in Various
Fiduciary Capacities
510 Gloucester Street
Brunswick, Georgia  31520

Trust Company Bank of South        77,887     -0-        58,653    18,198
Georgia, N.A. and in Various
Fiduciary Capacities
410 West Broad
Albany, Georgia  31701

Trust Company Bank of Northwest    51,243     -0-        37,419    13,824
Georgia, N.A. and in Various
Fiduciary Capacities
100 Ease Second Avenue
Rome, Georgia  30161


Sun Banks, Inc. as Parent
Holding Company for:

Sun Banks, Inc., and in           642,920     53,120     245,438   446,653
Various Fiduciary Capacities
200 South Orange
Orlando, Florida  32801

SunBank/South Florida, N. A.      427,125    190,502     313,412   301,076
and in Various Fiduciary
Capacities
501 E. Las Olas Blvd.
Ft. Lauderdale, Florida

SunBank of Tampa Bay and in         87,014     5,585      60,419    32,990
Various Fiduciary Capacities
315 East Madison St.
Tampa, Florida  33602

SunBank and Trust Company and       47,464   358,009      43,986   361,487
in Various Fiduciary Capacities
One East Jefferson St.
Brooksville, Florida  34601

SunBank/Miami, N. A. and in        131,392       -0-      21,147    93,349
Various Fiduciary Capacities
777 Brickell Ave.
Miami, Florida  33131



                                        EXHIBIT C

                                   Sole     Shared    Sole       Shared
                                  Voting    Voting   Power to    Power to
Name of Person Filing              Power     Power    Dispose    Dispose

Third National Corporation as
Parent Holding Company for:

Third National Bank of          1,307,766     8,326   605,848     582,775
Nashville and in Various
Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244

American National Bank &          990,259   125,557   253,185      993,735
Trust Co., and in Various
Fiduciary Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

The First National Bank of         49,869   11,434     41,327       19,976
Florence and in Various
Fiduciary Capacities
201 South Court St.
Florence, Alabama  35631

Hamilton Bank of Upper East        16,014      -0-      13,474       2,540
Tennessee
and in Various Fiduciary Capacities
207 Mockingbird Lane
Johnson City, Tennessee  37605

Third National Bank of East        12,559      -0-        6,642      5,917
Tennessee and in Various Fiduciary
Capacities
700 Hill Ave.
Knoxville, Tennessee   37915

Shares Beneficially Owned   19,057,613




SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


February 3, 1995

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of SunTrust Banks, Inc. Common Stock.

A paper copy of this filing in the EDGAR submission format is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
- ---------------------
Cynthia S. Walker
Trust Officer


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